Exhibit 21.1

Subsidiaries of T Acquisition, Inc.

Entity Name	State of Incorporation

T Bancshares, Inc.	Texas

Subsidiaries of T Bancshares, Inc.

Entity Name	State of Incorporation

T Bank, N.A.	a national banking association